

Mail Stop 4631

September 21, 2016

<u>Via E-mail</u>
Mr. Thomas Paulson
Chief Financial Officer
Tennant Company
701 North Lilac Drive
Minneapolis, Minnesota 55440

Re: Tennant Company
Form 10-K for the Year Ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the Period Ended June 30, 2016
Filed July 28, 2016
File No. 1-16191

Dear Mr. Paulson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2015

Management's Discussion and Analysis, page 10

Liquidity and Capital Resources, page 14

1. In your discussion of operating cash flows, you discuss the impact of changes in inventories and refer to an increase in inventories. However, the amounts reported on your balance sheets as of December 31, 2014 and December 31, 2015, indicate that there

was a decrease at December 31, 2015. It appears that one factor may be the impact of foreign currency. In this regard, please better clarify in your disclosures why you are referring to an increase in inventories and reflecting $10.2 million of cash used in your determination of operating cash flows for the year ended December 31, 2015, while your balance sheets are indicating a decrease in inventories.

Financial Statements

Notes to the Financial Statements

19. Segment Reporting, page 48

2. We note you have aggregated four operating segments into one reportable segment. Please address the following:
   - Please help us understand why the company is organized into these four operating segments;
   - Please provide us with your analysis of the aggregation criteria in ASC 280-10-50-11. Please compare and contrast your operating segments relative to the areas listed in ASC 280-10-50-11(a) to (e). Regarding any differences among your operating segments, please tell us why you determined that disaggregation was not warranted; and
   - As part of your analysis of similar economic characteristics, please provide us with net sales, gross profit margin, and the profit measure used by the CODM for the last five fiscal years, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar and aggregation is appropriate. Please also address any differences in any trends these financial indicators may depict (e.g., net sales are decreasing for one operating segment but increasing for another, or there is a material gap in gross profit margins between the operating segments).

3. Please separately present your domestic net sales and long-lived assets as well as those of any foreign country which has material net sales and long-lived assets. Refer to ASC 280-10-50-41.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edward Kelly, Attorney, at (202) 551- 3728 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction